EXHIBIT 99.1

Precision Drilling Corporation Announces 2022 Fourth Quarter and Year-End Unaudited Financial Results

CALGARY, Alberta, Feb. 09, 2023 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, gain (loss) on investments and other assets, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this news release.

Precision Drilling announces 2022 fourth quarter and year-end financial results:

  Realized $511 million of revenue during the quarter, an increase of 73% over the same period last year and 19% compared with the third quarter of 2022.
  Increased North American drilling activity by 28% while revenue per utilization day was US$31,242 in the U.S. and $29,886 in Canada, increases of $9,266 and $6,938, respectively, as compared with the fourth quarter of 2021.
  Daily operating margins (revenue less operating costs per utilization day) in the U.S. and Canada increased 103% and 54%, respectively, as compared with the 2021 fourth quarter.
  Achieved Adjusted EBITDA (see “FINANCIAL MEASURES AND RATIOS”) of $91 million, a 43% increase from the 2021 quarter as we continue to maximize our operating leverage in a growing activity environment. Current quarter Adjusted EBITDA included $75 million of share-based compensation charges.
  Generated net earnings of $3 million or $0.27 per diluted share compared with a net loss of $27 million or a $2.05 loss per diluted share in the fourth quarter of 2021.
  Continued to scale our Alpha™ technologies across our Super Triple rig fleet, increasing our Alpha™ revenue over 50% compared to the same quarter last year.
  During the quarter, Completion and Production Services generated revenue of $59 million and Adjusted EBITDA of $12 million, representing increases of 84% and 91%, respectively, from the 2021 fourth quarter.
  Generated cash and funds from operations (see “FINANCIAL MEASURES AND RATIOS”) of $159 million and $111 million, respectively, as compared with $60 million and $63 million in the fourth quarter of 2021.
  Exceeded our $75 million debt reduction target for the year by repaying $106 million of debt, ending the year with $22 million of cash and approximately $600 million of available liquidity.
  Awarded four five-year drilling contracts in Kuwait and renewed three contracts in the Kingdom of Saudi Arabia for five years. Precision will increase its active rig count in the Middle East to eight rigs by the middle of 2023. These eight contracts represent approximately $800 million in backlog revenue that stretches into 2028.
  Increased our long-term debt reduction target from $400 million to $500 million from the beginning of 2022 through to the end of 2025 and decreased our target Net Debt to Adjusted EBITDA leverage ratio (see “FINANCIAL MEASURES AND RATIOS”) from below 1.5 times to 1.0 times while continuing to allocate 10% to 20% of free cash flow before debt principal payments to shareholders.

Precision’s President and CEO, Kevin Neveu, stated:

“Precision’s strong fourth quarter revenue and better than expected cash generated from operations are a result of the high level of focus the entire organization placed on our strategic objectives, not only in the quarter but over the full year. I am very proud of the results our people achieved to maximize our operating leverage, expand margins, scale our Alpha™ digital technologies and EverGreen™ suite of environmental solutions and improve our capital structure. These efforts have resulted in enhanced returns to our shareholders.

“During the year, we maximized our operating leverage and improved revenue efficiency, growing our daily operating margins 41% in the U.S. and 36% in Canada, bolstering cash flow and allowing us to exceed our $75 million debt reduction target and return $10 million to shareholders through share repurchases. In the second half of 2022, Precision returned to profitability, generating positive net earnings for the first time since 2019.

“Our fourth quarter revenue and Adjusted EBITDA increased an impressive 73% and 43%, respectively, compared to 2021 as our North American drilling activity and day rates continued to improve. Customers remained committed to their drilling plans and our fourth quarter drilling rig utilization days increased 31% in the U.S. and 26% in Canada compared with 2021. For five consecutive quarters our day rates have continued to climb and in the fourth quarter reached highs of US$31,242 in the U.S. and $29,886 in Canada. With robust demand for our services, increased customer recognition of the value we provide, tight super specification rig supply and an intense focus on cost control, we expect to continue to push day rates higher and expand margins toward 50% in 2023.

“In the U.S., we have 61 rigs active today, a 17% increase from this time last year. We expect weak natural gas prices could modestly impact industry rig demand over the coming weeks, but expect oil related activity to remain firm as customers continue to look to replace lower performing rigs and work to balance depleted drilled but uncompleted well inventories.

“In Canada, we have 78 rigs active today, representing an 18% increase over the same time last year. We expect demand to remain at high levels through the first part of March and are already observing better than expected bookings through spring breakup and into the second half of the year. Natural gas liquids production, recent northeastern British Columbia access resolution, and LNG related activity will continue to drive Super Triple demand in Canada, of which Precision’s fleet is 100% utilized today.

“Internationally, we have 5 rigs active, increasing to eight by the middle of the year after successful contracting in Kuwait and the Kingdom of Saudi Arabia. We continue to explore opportunities to deploy our remaining idle rigs in the region.

“Demand for our Alpha™ digital technologies continues to gain momentum as fourth quarter revenue increased over 50% as compared with 2021. Year-over-year, we increased our Super Triple rigs equipped with Alpha™ by 49%. Interest in our EverGreenTM suite of environmental solutions continues to gain the attention of our customers as they seek meaningful solutions to achieve their emission reduction targets and improve their well economics. These service offerings will continue to enhance our margins in the future.

“Precision's Completion and Production Services segment had its best annual performance since 2014, generating $38 million of Adjusted EBITDA in 2022 and increasing our service rig activity 34% year-over-year. Our acquisition of High Arctic’s well servicing business in July has been highly successful, allowing Precision to further leverage its operational scale, generate significant cash flow, and become the leading provider of high-quality and reliable services. We are on track to achieve our targeted synergies of $5 million early this year. For 2023, we expect healthy commodity prices will support improved activity levels through increased demand for our services.

“I am proud of our accomplishments in 2022. We delivered on our three strategic priorities, returned to profitability, and strengthened our return profile, all while maintaining our capital discipline. Our 2023 strategic priorities will build on these accomplishments as we focus on delivering High Performance, High Value service, maximizing free cash flow through margin expansion and revenue efficiency, and continuing to strengthen our balance sheet by reducing debt with increased debt reduction and reduced leverage targets.

“Notwithstanding near-term commodity price volatility, constructive long-term oil and gas industry fundamentals combined with well-defined capital discipline commitments from both customers and oilfield service providers support steady and modestly increasing activity levels for the foreseeable future. I am confident our High Performance, High Value strategy, exceptional field results, capital discipline and capital allocation framework will continue to support increased shareholder value,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	% Change	2022	2021	% Change
Revenue	510,504	295,202	72.9	1,617,194	986,847	63.9
Adjusted EBITDA(1)	91,090	63,881	42.6	311,605	192,772	61.6
Net earnings (loss)	3,483	(27,336)	(112.7)	(34,293)	(177,386)	(80.7)
Cash provided by (used in) operations	159,082	59,713	166.4	237,104	139,225	70.3
Funds provided by operations(1)	111,339	62,681	77.6	282,994	152,243	85.9

Cash used in investing activities	45,579	19,025	139.6	144,415	56,613	155.1
Capital spending by spend category(1)
Expansion and upgrade	12,699	3,125	306.4	63,305	19,006	233.1
Maintenance and infrastructure	44,610	24,625	81.2	120,945	56,935	112.4
Proceeds on sale	(5,165)	(2,696)	91.6	(37,198)	(13,086)	184.3
Net capital spending(1)	52,144	25,054	108.1	147,052	62,855	134.0

Net earnings (loss) per share:
Basic	0.27	(2.05)	(113.0)	(2.53)	(13.32)	(81.0)
Diluted	0.27	(2.05)	(113.0)	(2.53)	(13.32)	(81.0)

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended December 31,			For the year ended December 31,
	2022	2021	% Change	2022	2021	% Change
Contract drilling rig fleet	225	227	(0.9)	225	227	(0.9)
Drilling rig utilization days:
U.S.	5,482	4,179	31.2	20,396	14,494	40.7
Canada	6,058	4,819	25.7	20,519	15,782	30.0
International	552	552	-	2,190	2,190	-
Revenue per utilization day:
U.S.(US$)	31,242	21,976	42.2	27,309	21,213	28.7
Canada(Cdn$)	29,886	22,948	30.2	27,037	21,105	28.1
International(US$)	49,918	52,069	(4.1)	51,242	52,837	(3.0)
Operating cost per utilization day:
U.S.(US$)	19,253	16,056	19.9	18,635	15,048	23.8
Canada(Cdn$)	17,538	14,935	17.4	17,007	13,734	23.8

Service rig fleet	135	123	9.8	135	123	9.8
Service rig operating hours	49,368	33,063	49.3	170,362	126,840	34.3

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	December 31, 2022	December 31, 2021
Working capital(1)	60,641	81,637
Cash	21,587	40,588
Long-term debt	1,085,970	1,106,794
Total long-term financial liabilities	1,206,619	1,185,858
Total assets	2,876,123	2,661,752
Long-term debt to long-term debt plus equity ratio (1)	0.47	0.47

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended December 31, 2022:

  Revenue for the fourth quarter was $511 million, 73% higher than in 2021 and was the result of increased North American drilling and service activity and day rates. Drilling rig utilization days increased 31% in the U.S. and 26% in Canada and well service activity increased 49% as compared with the fourth quarter of 2021.
  Adjusted EBITDA for the quarter was $91 million, $27 million higher than 2021 mainly due to increased activity and day rates, partially offset by higher share-based compensation charges. Share-based compensation charges for the quarter were $75 million, $69 million higher than in 2021 with the increase primarily due to our higher share price and the impact of a higher performance multiplier applied to vesting Performance Share Units (PSU) that was impacted by Precision’s top quartile shareholder return of 186% over the three year period ending December 31, 2022. Please refer to “Other Items” later in this news release for additional information on share-based compensation charges.
  Adjusted EBITDA as a percentage of revenue (see “FINANCIAL MEASURES AND RATIOS”) was 18% as compared with 22% in 2021. The lower percentage in the current quarter was primarily the result of higher share-based compensation charges. Adjusted EBITDA as a percentage of revenue in our Contract Drilling Services increased 5% as compared with the prior year quarter, demonstrating our revenue efficiency and ability to outpace cost escalations through increased day rates.
  General and administrative expenses this quarter were $79 million, $60 million higher than in 2021 due to higher share-based compensation charges.
  Net finance charges for the quarter were $24 million, an increase of $3 million from 2021 due to higher variable interest rates on our Senior Credit Facility and the impact of higher foreign exchange rates on our U.S. dollar denominated long-term debt due to the weakening of the Canadian dollar.
  In the U.S., revenue per utilization day was US$31,242 compared with US$21,976 in 2021. The increase was primarily the result of improved pricing, partially offset by lower turnkey revenue. During the fourth quarter, we recognized revenue from turnkey projects of US$4 million compared with US$6 million in 2021. Revenue per utilization day in the quarter, excluding the impact of turnkey, was US$30,552, compared to US$20,564 in the prior year, an increase of $9,988 or 49%. On a sequential basis, compared with the third quarter of 2022, revenue per utilization day, excluding turnkey revenue, increased approximately US$2,700.
  Our U.S. operating costs per utilization day increased to US$19,253, compared with US$16,056 in 2021 due to higher repairs and maintenance, field wages and larger crew sizes. Our U.S. daily operating costs during the quarter, excluding turnkey, was US$18,655 compared with US$14,916 in the prior year. Sequentially, excluding the impact of turnkey activity, our daily operating costs increased approximately US$825 due to higher labor costs and related burden resulting from wage increases during the fourth quarter of 2022.
  In Canada, revenue per utilization day for contract drilling for the quarter was $29,886 compared with $22,948 in 2021, an increase of 30%. The increase was a result of higher day rates and increased labor and cost recoveries, partially offset by rig mix. Sequentially, revenue per utilization day increased $2,959 as we continued to drive revenue efficiency.
  Our Canadian operating costs per utilization day increased to $17,538, compared with $14,935 in 2021 due to higher field wages, larger crew sizes and higher repairs and maintenance expenses. Sequentially, our daily operating costs increased $645 primarily due to increased repairs and maintenance expense.
  Our daily operating margins in the U.S. and Canada increased 103% and 54%, respectively, as compared with the fourth quarter of 2021. Sequentially, our daily operating margins have increased in the U.S. and Canada 25% and 23%, respectively, with the results demonstrating our focus on maximizing cash flow and revenue efficiency.
  Completion and Production Services fourth quarter revenue and Adjusted EBITDA were $59 million and $12 million, respectively, compared with $32 million and $6 million in 2021. Our improved results were supported by higher service rates and activity as our fourth quarter operating hours increased 49% as compared with 2021.
  We realized fourth quarter revenue from international contract drilling of US$28 million, largely consistent with 2021, as activity remained constant.
  Fourth quarter cash provided by operations was $159 million as compared with $60 million in 2021. We generated $111 million of funds from operations as compared with $63 million in 2021. Our increased activity, revenue efficiency, operational leverage and day rates contributed to higher cash generation in the current quarter, partially offset by higher share-based compensation charges.
  Capital expenditures were $57 million as compared with $28 million in 2021. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $13 million for expansion and upgrades and $45 million for the maintenance of existing assets and infrastructure.
  We reduced debt by $132 million, ending the quarter with $22 million of cash and approximately $600 million of available liquidity.

Summary for the twelve months ended December 31, 2022:

  Revenue for the year ended December 31, 2022 was $1,617 million, an increase of 64% from 2021.
  Adjusted EBITDA was $312 million as compared with $193 million in 2021. Our higher Adjusted EBITDA was attributable to higher activity and day rates, partially offset by higher share-based compensation charges and lower CEWS program assistance. Share-based compensation charges for the year were $134 million, $77 million higher than in 2021, with the increase primarily due to our share price appreciating 132% and the impact of a higher performance multiplier applied to vesting PSUs. Our 2021 Adjusted EBITDA was positively impacted by $24 million of CEWS program assistance. We did not recognize any CEWS program assistance in 2022.
  General and administrative costs were $181 million, an increase of $85 million from 2021 primarily due to higher share-based compensation charges and lower CEWS program assistance.
  Net finance charges were $88 million, a decrease of $4 million from 2021 due to lower debt issue costs, partially offset by the impact of higher variable interest rates and the weakening Canadian dollar. In 2021, we accelerated the amortization of issue costs associated with fully redeemed unsecured senior notes.
  Cash provided by operations was $237 million as compared with $139 million in 2021. Funds provided by operations in 2022 were $283 million, an increase of $131 million from the comparative period.
  Capital expenditures were $184 million in 2022, an increase of $108 million from 2021. Capital spending by spend category included $63 million for expansion and upgrades and $121 million for the maintenance of existing assets and infrastructure.
  Disposed of non-core assets for proceeds of $37 million.
  We reduced our debt by $106 million and repurchased and cancelled 130,395 common shares for $10 million under our Normal Course Issuer Bid (NCIB).

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities we establish at the beginning of every year.

Below we summarize the results of our 2022 strategic priorities:

  Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives.
    Grew Alpha™ revenue by over 60% compared with 2021.
    Increased total paid days for AlphaAutomation™ by over 50% from 2021.
    Ended the year with 70 AC Super Triple Alpha™ rigs, a 49% increase from the beginning of the year.
    Expanded our commercial AlphaApps™ to 21 versus 16 a year ago and increased paid AlphaAppsTM days by 15% from 2021.
    Exited 2022 with seven field deployed EverGreen™ Battery Energy Storage Systems, 15 EverGreen™ Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.
  Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound.
    Generated cash provided by operations of $237 million, representing a 70% increase over the prior year.
    Grew our average active rig count by 40% in the U.S. and 30% in Canada as compared with 2021.
    Increased our daily operating margins (revenue less operating costs per utilization day) 41% in the U.S. and 36% in Canada.
    Acquired High Arctic Energy Services Inc’s (High Arctic) well servicing business and associated rental assets and increased our Completion and Production Services’ Adjusted EBITDA to $38 million versus $24 million in 2021.
    Awarded four five-year drilling contracts in Kuwait and renewed three contracts in the Kingdom of Saudi Arabia for five years, increasing our international rig count to eight by mid-2023. We expect our eight long-term contracts to generate steady and reliable cash flow into 2028.
  Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders.
    Reduced debt by $106 million, ending the year with approximately $600 million in available liquidity.
    Returned $10 million of capital to shareholders through share repurchases.
    Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million.
    Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provided over 10,000 hours of training.

2023 Strategic Priorities

Precision’s strategic priorities for 2023 are focused on service delivery, maximizing free cash flow through margin expansion and revenue efficiency, and continuing to strengthen our balance sheet. Precision’s strategic priorities for 2023 are as follows:

  Deliver High Performance, High Value services through operational excellence.
  Maximize free cash flow by increasing Adjusted EBITDA margins and revenue efficiency.
  Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Increase long-term debt reduction target to $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times.

OUTLOOK

The rebound of global energy demand and the impact of a multi-year period of underinvestment in upstream oil and natural gas has resulted in reduced inventories of oil and natural gas and higher commodity prices, providing a supportive outlook for the oilfield services industry. The war in Ukraine and sanctions on Russian hydrocarbons have exacerbated the challenged supply situation and many importing countries are looking toward North America and the Middle East to fill the supply gap from exports of crude oil and natural gas through the global Liquified Natural Gas (LNG) market. Constrained natural gas production levels and low natural gas storage volumes have resulted in North American natural gas prices strengthening in the last year. With U.S. LNG exports growing as countries look to displace Russian natural gas and various Canadian LNG projects expected to come online by 2025, we anticipate a sustained period of elevated natural gas drilling activity.

A significant shift by the oil and gas exploration and development industry prioritizing shareholder returns over reinvestment for growth has taken hold and is core to the strategy of most industry participants. As a result, the reinvestment criteria for exploration and production companies are generally set at lower commodity prices, ensuring sustainable free cash flows that can be used to strengthen balance sheets and deliver direct returns to shareholders while maintaining or modestly growing production levels. Despite commodity price volatility, producer development programs and drilling rig demand have remained relatively stable and in the absence of a commodity price collapse we expect this stability will remain.

A strict focus on capital discipline extends through the oilfield service value chain and is evident in the land drilling sector, where despite strong customer demand and high utilization of pad drilling rigs, drilling companies remain reluctant to reinvest cash flows to build new rigs. This shift is a critically important change in the oilfield service supply fundamentals, driving a sustainable and predictable operating environment that generates better industry and investor returns.

At current commodity fundamentals, we anticipate higher demand for our services and improved fleet utilization as customers seek to maintain production levels and replenish inventories, as drilled but uncompleted wells have been depleted over the past several years. However, broad economic concerns exist with respect to recession risk, rising interest rates and geopolitical instability. Notwithstanding current economic uncertainty and commodity price volatility, we expect North American industry activity to further increase in 2023 but at a more modest pace and anticipate near full utilization in the high specification rig market with customers seeking term contracts to secure rigs and ensure fulfilment of their development programs. Accordingly, the tightening of available high specification rigs is expected to drive higher day rates and necessitate customer funded rig upgrades.

In Canada, industry activity is supported by imminent hydrocarbon export capacity increases with the Trans Mountain oil pipeline and LNG Canada that are expected to start-up in 2024 and 2025, respectively. Northwestern Alberta and northeastern British Columbia natural gas liquids and natural gas developments are prime beneficiaries of the LNG Canada project. Recent agreements reached in British Columbia with certain First Nations groups are expected to facilitate drilling license approvals and increased activity in that region. Additionally, large pad drilling programs are ideally suited for Super Triple drilling rigs that have strong customer interest indicated for the next several years. On the oil side, the Clearwater heavy oil play is being developed as a long-term conventional heavy oil development that is well suited for Precision’s Super Single rigs. Utilization of Precision’s Super Single and Super Triple rigs has reached record levels not seen in the last several years and customers are seeking multi-year rig contracts to ensure access to these rigs.

In the United States while customer demand flattened out late in 2022, there is continued interest to high grade rigs to the latest pad drilling, AlphaAutomationTM equipped rigs as these rigs deliver the best drilling cost efficiency available in the industry. In 2023, we expect a modest increase in demand as lower performing rigs are displaced and rig counts modestly increase to balance with completion activity. Tight supply and firm demand are expected to continue to support drilling rig day rates migrating to leading edge rates.

Interest in our EverGreenTM suite of environmental solutions continues to gain momentum as customers seek meaningful solutions to achieve their emission reduction targets and improve their well economics. We expect our growing AlphaTM technologies offering, paired with our EverGreenTM suite of environmental solutions, to be key competitive differentiators as our predictable and repeatable drilling results deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint.

The outlook for our Precision Well Servicing business remains positive with strong commodity prices supporting maintenance and completion activity. We successfully acquired and integrated High Arctic’s well servicing assets and associated rental business. By leveraging our existing platform and continuing our strict focus on cost control, we have realized annual run-rate cost synergies of approximately $4 million and expect to achieve our $5 million target early in 2023.

Commodity Prices

During the fourth quarter of 2022, average West Texas Intermediate and Western Canadian Select oil prices were higher by 7% and 5%, respectively, from the comparative quarter. While average Henry Hub and AECO natural gas prices improved by 26% and 11%, respectively from 2021.

	For the three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	82.77	77.10	94.23	67.91
Western Canadian Select (per barrel) (US$)	65.87	62.45	78.15	54.84
Natural gas
United States
Henry Hub (per MMBtu) (US$)	6.10	4.84	6.51	3.72
Canada
AECO (per MMBtu) (CDN$)	5.24	4.73	5.43	3.64

Contracts

Since the start of 2022, we have signed 80 term contracts. The following chart outlines the average number of drilling rigs under term contract by quarter as of February 8, 2023. For those quarters ending after December 31, 2022, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of February 8, 2023:
U.S.	27	29	31	35	35	30	19	14
Canada	6	8	10	16	19	19	17	14
International	6	6	6	6	4	6	8	8
Total	39	43	47	57	58	55	44	36

The following chart outlines the average number of drilling rigs that we had under term contract for 2022 and the average number of rigs we have under term contract as of February 8, 2023.

	Average for the year ended
	2022	2023
Average rigs under term contract as of February 8, 2023:
U.S.	31	25
Canada	10	17
International	6	7
Total	47	49

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. Internationally, we expect to have eight rigs under long term contract beginning in the second half of 2023.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count:
U.S.	33	39	41	45	51	55	57	60
Canada	42	27	51	52	63	37	59	66
International	6	6	6	6	6	6	6	6
Total	81	72	98	103	120	98	122	132

According to industry sources, as of February 8, 2023, the U.S. active land drilling rig count has increased 25% from the same point last year while the Canadian active land drilling rig count has increased 14%. To date in 2023, approximately 79% of the U.S. industry’s active rigs and 63% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 62% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

We remain committed to disciplined cash flow management, capital spending and returning capital to shareholders. Capital spending in 2023 is expected to be $235 million and by spend category includes $163 million for sustaining, infrastructure and intangibles and $72 million for expansion and upgrades. We expect that the $235 million will be split $223 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment and $1 million to the Corporate segment. At December 31, 2022, Precision had capital commitments of $184 million with payments expected through 2026.

We remain committed to our debt reduction plans and in 2023 expect to reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. We have increased our long-term debt reduction target from the beginning of 2022 through to the end of 2025 to $500 million and decreased our target Net Debt to Adjusted EBITDA leverage ratio from below 1.5 times to 1.0 times, while continuing to allocate 10% to 20% of free cash flow before debt principal payments to shareholders.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars)	2022	2021	% Change	2022	2021	% Change
Revenue:
Contract Drilling Services	453,225	264,911	71.1	1,436,134	877,943	63.6
Completion and Production Services	59,250	32,134	84.4	187,171	113,488	64.9
Inter-segment eliminations	(1,971)	(1,843)	6.9	(6,111)	(4,584)	33.3
	510,504	295,202	72.9	1,617,194	986,847	63.9
Adjusted EBITDA:(1)
Contract Drilling Services	137,551	68,414	101.1	397,753	231,532	71.8
Completion and Production Services	11,981	6,274	91.0	38,147	23,807	60.2
Corporate and Other	(58,442)	(10,807)	440.8	(124,295)	(62,567)	98.7
	91,090	63,881	42.6	311,605	192,772	61.6

(1)    See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change	2022	2021	% Change
Revenue	453,225	264,911	71.1	1,436,134	877,943	63.6
Expenses:
Operating	296,716	189,291	56.8	988,885	618,327	59.9
General and administrative	18,958	7,206	163.1	49,496	28,084	76.2
Adjusted EBITDA(1)	137,551	68,414	101.1	397,753	231,532	71.8
Adjusted EBITDA as a percentage of revenue(1)	30.3%	25.8%		27.7%	26.4%

(1)    See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	51	603	33	378
June 30	55	687	39	437
September 30	57	746	41	485
December 31	60	761	45	545
Year to date average	56	699	40	461

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2022		2021
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	205	42	145
June 30	37	113	27	72
September 30	59	199	51	151
December 31	66	187	52	160
Year to date average	56	176	43	132

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

Revenue from Contract Drilling Services was $453 million this quarter, 71% higher than 2021, while Adjusted EBITDA increased 101% to $138 million. The increase in revenue and Adjusted EBITDA was primarily due to higher North American activity and day rates.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 5,482, 31% higher than 2021. Drilling rig utilization days in Canada were 6,058, 26% higher than 2021. The increase in utilization days in both the U.S. and Canada was consistent with higher industry activity. Drilling rig utilization days in our international business were 552, consistent with 2021.

Our fourth quarter revenue per utilization day in the U.S. increased 42% from the comparable quarter. The increase was primarily the result of improved pricing, partially offset by lower turnkey revenue. During the fourth quarter, we recognized revenue from turnkey projects of US$4 million compared with US$6 million in 2021. Compared with the same quarter in 2021, drilling rig revenue per utilization day in Canada increased 30% due to higher day rates and increased labor and cost recoveries, partially offset by rig mix. Our international revenue per utilization day for the quarter was slightly lower than 2021 primarily due to the expiration of drilling contracts.

In the U.S., 59% of utilization days were generated from rigs under term contract as compared with 51% in 2021. In Canada, 20% of our utilization days were generated from rigs under term contract, compared with 13% in 2021.

In the U.S., operating costs per utilization day for the quarter were higher by 20% compared with 2021 primarily due to higher repairs and maintenance, field wages and larger crew sizes. Our U.S. daily operating costs during the quarter, excluding turnkey, was US$18,655 compared with US$14,916 the prior year. Our Canadian operating costs on a per utilization day increased 17% as compared with 2021 due to higher field wages, larger crew sizes and higher repairs and maintenance expenses.

Our general and administrative expenses increased $12 million as compared with the fourth quarter of 2021. The higher expense for the quarter pertains to higher share-based compensation charges from our increasing share price and performance multiplier. In the fourth quarter, we recognized $8 million of share-based compensation charges as compared with $1 million in 2021.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2022	2021	% Change	2022	2021
Revenue	59,250	32,134	84.4	187,171	113,488	64.9
Expenses:
Operating	45,462	24,698	84.1	141,827	84,401	68.0
General and administrative	1,807	1,162	55.5	7,197	5,280	36.3
Adjusted EBITDA(1)	11,981	6,274	91.0	38,147	23,807	60.2
Adjusted EBITDA as a percentage of revenue(1)	20.2%	19.5%		20.4%	21.0%
Well servicing statistics:
Number of service rigs (end of period)	135	123	9.8	135	123	9.8
Service rig operating hours	49,368	33,063	49.3	170,362	126,840	34.3
Service rig operating hour utilization	40%	29%		42%	28%

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue for the fourth quarter of 2022 increased to $59 million as compared with $32 million in 2021. The higher revenue was primarily due to increased average service rates and activity. Our fourth quarter service rig operating hours increased 49% from 2021.

During the quarter, Completion and Production Services generated 9% of its revenue from U.S. operations compared with 11% in the comparative period.

Operating costs as a percentage of revenue were 77%, consistent with 2021. As compared to 2021, our fourth quarter general and administrative expenses increased 56%. The higher expense for the quarter is primarily due to incremental costs resulting from our well servicing acquisition in the third quarter of 2022.

Our fourth quarter Adjusted EBITDA increased to $12 million as compared with $6 million in 2021, primarily due to increased average service rates and activity, partially offset by higher share-based compensation expense.

Subsequent to December 31, 2022, we made our remaining payment of $28 million to complete our acquisition of High Arctic’s well servicing business and associated rental assets.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $58 million as compared with $11 million in the fourth quarter of 2021. Our current quarter Adjusted EBITDA was impacted by higher share-based compensation costs from our increased share price and the impact of the increased performance multiplier.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2021 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash settled share-based incentive plans	75,438	2,055	133,240	48,592
Equity settled share-based incentive plans:
Executive PSU	—	4,282	407	7,921
Share option plan	—	33	20	232
Total share-based incentive compensation plan expense	75,438	6,370	133,667	56,745

Allocated:
Operating	18,913	1,551	33,607	12,988
General and Administrative	56,525	4,819	100,060	43,757
	75,438	6,370	133,667	56,745

We recognize a financial liability associated with our cash settled share-based incentive plans. The financial liability is remeasured each reporting period with the resultant change in fair value, caused primarily by movements in our share price and incremental vesting of units, recognized as share-based compensation expense in net earnings. As units vest, cash payments reduce the outstanding financial liability. In addition, our PSU plans incorporate performance criteria, established at the date of grant, that adjust the available number of PSUs for settlement from zero to two times the amount originally granted.

Cash settled share-based compensation expense for the quarter was $75 million as compared with $2 million in 2021. The higher expense in 2022 was primarily due to our increasing share price and the impact of a higher performance multiplier. Our closing fourth quarter share price increased 48% from the end of the third quarter. Calculated in accordance with our omnibus equity incentive plan, we increased the performance multiplier applied to vesting PSUs that were granted in the first quarter of 2020. The impact from our increased share price and PSU multiplier resulted in higher share-based compensation charges upon remeasurement at the end of the fourth quarter.

Our equity settled share-based compensation expense for the fourth quarter of 2022 was nil as our Executive PSUs and share options fully vested in the first quarter of 2022.

For the year, share-based compensation expense was $134 million as compared with $57 million in 2021 due primarily to our increased share price, which increased 132% from the start of the year, and the impact of the higher performance multiplier.

As at December 31, 2022, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

Fourth quarter net finance charges were $24 million as compared with $21 million in 2021. The increased finance charges were primarily due to higher variable interest rates on our Senior Credit Facility and the impact of the weaker Canadian dollar on our U.S. dollar denominated long-term debt. Interest charges on our U.S. dollar denominated long-term debt in the fourth quarter were US$15 million ($21 million) as compared with US$15 million ($19 million) in 2021.

Income Tax

Income tax expense for the quarter was $9 million as compared with $1 million in 2021. During the fourth quarter, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet, so we have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million(1) (extendible, revolving term credit facility with US$300 million accordion feature)	US$44 million drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025(1)
Real estate credit facilities (secured)
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$18 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $28 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$31 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1)   US$53 million expires on November 21, 2023.

At December 31, 2022, we had $1,103 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,126 million at December 31, 2021. The current blended cash interest cost of our debt is approximately 7.1%.

During the quarter, we increased the capacity of our secured demand letter of credit facility to US$40 million to allow us to issue additional letters of credit after securing certain international drilling contracts.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness.

On June 18, 2021, we agreed with the lenders of our Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The Covenant Relief Period ended on September 30, 2022. The maturity date of the Senior Credit Facility was extended to June 18, 2025; however, US$53 million of the US$500 million will expire on November 21, 2023. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Covenants

At December 31, 2022, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At December 31, 2022
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.22
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	4.80
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	4.80

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended December 31,		For the year ended December 31,
	2022	2021	2022	2021
Canada-U.S. foreign exchange rates
Average	1.36	1.26	1.30	1.25
Closing	1.36	1.26	1.36	1.26

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands)	2022	2021	2022	2021
Weighted average shares outstanding – basic	13,538	13,304	13,546	13,315
Effect of stock options and other equity compensation plans	4	—	—	—
Weighted average shares outstanding – diluted	13,542	13,304	13,546	13,315

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2022
Quarters ended	March 31	June 30	September 30	December 31
Revenue	351,339	326,016	429,335	510,504
Adjusted EBITDA(1)	36,855	64,099	119,561	91,090
Net earnings (loss)	(43,844)	(24,611)	30,679	3,483
Net earnings (loss) per basic share	(3.25)	(1.81)	2.26	0.27
Net earnings (loss) per diluted share	(3.25)	(1.81)	2.03	0.27
Funds provided by operations(1)	29,955	60,373	81,327	111,339
Cash provided by (used in) operations	(65,294)	135,174	8,142	159,082

(Stated in thousands of Canadian dollars, except per share amounts)	2021
Quarters ended	March 31	June 30	September 30	December 31
Revenue	236,473	201,359	253,813	295,202
Adjusted EBITDA(1)	54,539	28,944	45,408	63,881
Net loss	(36,106)	(75,912)	(38,032)	(27,336)
Net loss per basic share	(2.70)	(5.71)	(2.86)	(2.05)
Net loss per diluted share	(2.70)	(5.71)	(2.86)	(2.05)
Funds provided by operations(1)	43,430	12,607	33,525	62,681
Cash provided by operations	15,422	42,219	21,871	59,713

(1)   See “FINANCIAL MEASURES AND RATIOS.”

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, gain (loss) on investments and other assets, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Adjusted EBITDA by segment:
Contract Drilling Services	137,551	68,414	397,753	231,532
Completion and Production Services	11,981	6,274	38,147	23,807
Corporate and Other	(58,442)	(10,807)	(124,295)	(62,567)
Adjusted EBITDA	91,090	63,881	311,605	192,772
Depreciation and amortization	71,373	71,178	279,035	282,326
Gain on asset disposals	(7,774)	(2,292)	(29,926)	(8,516)
Foreign exchange	(84)	289	1,278	393
Finance charges	23,519	20,648	87,813	91,431
Loss on redemption and repurchase of unsecured notes	—	—	—	9,520
Loss (gain) on investments and other assets	(8,714)	727	(12,452)	400
Incomes taxes	9,287	667	20,150	(5,396)
Net earnings (loss)	3,483	(27,336)	(34,293)	(177,386)

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Capital spending by spend category
Expansion and upgrade	12,699	3,125	63,305	19,006
Maintenance and infrastructure	44,610	24,625	120,945	56,935
	57,309	27,750	184,250	75,941
Proceeds on sale of property, plant and equipment	(5,165)	(2,696)	(37,198)	(13,086)
Net capital spending	52,144	25,054	147,052	62,855
Business acquisitions	—	—	10,200	—
Purchase of investments and other assets	8	500	617	3,500
Changes in non-cash working capital balances	(6,573)	(6,529)	(13,454)	(9,742)
Cash used in investing activities	45,579	19,025	144,415	56,613

Working Capital	We define working capital as current assets less current liabilities, as reported in our Consolidated Statements of Financial Position. Working capital is calculated as follows:

	At December 31,	At December 31,
(Stated in thousands of Canadian dollars)	2022	2021
Current assets	470,670	319,757
Current liabilities	410,029	238,120
Working capital	60,641	81,637

Non-GAAP Ratios

We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication to our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2023;
  our capital expenditures, free cash flow allocation and debt reduction plan for 2023;
  anticipated activity levels, demand for our drilling rigs, day rates and margins in 2023;
  the average number of term contracts in place for 2023;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  anticipated timing and amount of costs savings from acquired well servicing and rental assets;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$21,587	$40,588
Accounts receivable	413,925	255,740
Inventory	35,158	23,429
Total current assets	470,670	319,757
Non-current assets:
Income tax recoverable	1,602	—
Deferred tax assets	455	867
Right-of-use assets	60,032	51,440
Property, plant and equipment	2,303,338	2,258,391
Intangibles	19,575	23,915
Investments and other assets	20,451	7,382
Total non-current assets	2,405,453	2,341,995
Total assets	$2,876,123	$2,661,752

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$392,053	$224,123
Income taxes payable	2,991	839
Current portion of lease obligations	12,698	10,935
Current portion of long-term debt	2,287	2,223
Total current liabilities	410,029	238,120

Non-current liabilities:
Share-based compensation	60,133	26,728
Provisions and other	7,538	6,513
Lease obligations	52,978	45,823
Long-term debt	1,085,970	1,106,794
Deferred tax liabilities	28,946	12,219
Total non-current liabilities	1,235,565	1,198,077
Shareholders’ equity:
Shareholders’ capital	2,299,533	2,281,444
Contributed surplus	72,555	76,311
Deficit	(1,301,273)	(1,266,980)
Accumulated other comprehensive income	159,714	134,780
Total shareholders’ equity	1,230,529	1,225,555
Total liabilities and shareholders’ equity	$2,876,123	$2,661,752

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue	$510,504	$295,202	$1,617,194	$986,847
Expenses:
Operating	340,207	212,146	1,124,601	698,144
General and administrative	79,207	19,175	180,988	95,931
Earnings before income taxes, loss (gain) on investments and other assets, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	91,090	63,881	311,605	192,772
Depreciation and amortization	71,373	71,178	279,035	282,326
Gain on asset disposals	(7,774)	(2,292)	(29,926)	(8,516)
Foreign exchange	(84)	289	1,278	393
Finance charges	23,519	20,648	87,813	91,431
Loss on redemption and repurchase of unsecured senior notes	—	—	—	9,520
Loss (gain) on investments and other assets	(8,714)	727	(12,452)	400
Earnings (loss) before income taxes	12,770	(26,669)	(14,143)	(182,782)
Income taxes:
Current	1,799	741	4,362	3,203
Deferred	7,488	(74)	15,788	(8,599)
	9,287	667	20,150	(5,396)
Net earnings (loss)	$3,483	$(27,336)	$(34,293)	$(177,386)
Net earnings (loss) per share:
Basic	$0.27	$(2.05)	$(2.53)	$(13.32)
Diluted	$0.27	$(2.05)	$(2.53)	$(13.32)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Net earnings (loss)	$3,483	$(27,336)	$(34,293)	$(177,386)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(32,809)	(2,074)	106,669	(11,256)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	23,388	1,460	(81,735)	8,455
Comprehensive loss	$(5,938)	$(27,950)	$(9,359)	$(180,187)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash provided by (used in):
Operations:
Net earnings (loss)	$3,483	$(27,336)	$(34,293)	$(177,386)
Adjustments for:
Long-term compensation plans	25,247	3,264	60,094	31,952
Depreciation and amortization	71,373	71,178	279,035	282,326
Gain on asset disposals	(7,774)	(2,292)	(29,926)	(8,516)
Foreign exchange	(286)	296	638	1,733
Finance charges	23,519	20,648	87,813	91,431
Income taxes	9,287	667	20,150	(5,396)
Other	269	(410)	542	(972)
Loss (gain) on investments and other assets	(8,714)	727	(12,452)	400
Loss on redemption and repurchase of unsecured senior notes	—	—	—	9,520
Income taxes paid	(240)	(799)	(3,263)	(5,999)
Income taxes recovered	14	1	24	48
Interest paid	(4,972)	(3,276)	(85,678)	(67,258)
Interest received	133	13	310	360
Funds provided by operations	111,339	62,681	282,994	152,243
Changes in non-cash working capital balances	47,743	(2,968)	(45,890)	(13,018)
	159,082	59,713	237,104	139,225
Investments:
Purchase of property, plant and equipment	(57,309)	(27,750)	(184,250)	(75,941)
Proceeds on sale of property, plant and equipment	5,165	2,696	37,198	13,086
Business acquisitions	—	—	(10,200)	—
Purchase of investments and other assets	(8)	(500)	(617)	(3,500)
Changes in non-cash working capital balances	6,573	6,529	13,454	9,742
	(45,579)	(19,025)	(144,415)	(56,613)
Financing:
Issuance of long-term debt	—	—	144,889	696,341
Repayments of long-term debt	(132,163)	(55,203)	(250,749)	(824,871)
Repurchase of share capital	—	—	(10,010)	(4,294)
Issuance of common shares on the exercise of options	3,671	—	9,833	—
Debt issuance costs	—	—	—	(9,450)
Debt amendment fees	—	—	—	(913)
Lease payments	(1,948)	(1,763)	(7,134)	(6,726)
	(130,440)	(56,966)	(113,171)	(149,913)
Effect of exchange rate changes on cash	(1,524)	(230)	1,481	(883)
Decrease in cash	(18,461)	(16,508)	(19,001)	(68,184)
Cash, beginning of period	40,048	57,096	40,588	108,772
Cash, end of period	$21,587	$40,588	$21,587	$40,588

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss	—	—	—	(34,293)	(34,293)
Other comprehensive income	—	—	24,934	—	24,934
Share options exercised	14,016	(4,183)	—	—	9,833
Share repurchases	(10,010)	—	—	—	(10,010)
Share-based compensation reclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at December 31, 2022	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss	—	—	—	(177,386)	(177,386)
Other comprehensive loss	—	—	(2,801)	—	(2,801)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(4,757)	—	—	(4,757)
Share-based compensation expense	—	8,153	—	—	8,153
Balance at December 31, 2021	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555

FOURTH QUARTER AND YEAR-END RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, February 9, 2023.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register.vevent.com/register/BI0b15f60ffe674cc3958132c6f826d195

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/8gn8uxsa

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Lavonne Zdunich, CPA, CA
Director, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com